Exhibit 99.10

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

First Phosphate Corp.

Opinion

We have audited the accompanying financial statements of First Phosphate Corp. (the “Company”), which comprise the statements of financial position as at February 28, 2025 and February 29, 2024, and the statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended, and notes to the financial statements, including material accounting policy information.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2025 and February 29, 2024, and its financial performance and its cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 2 of the financial statements, which indicates that the Company had accumulated losses of $29,575,088 since inception and had negative cash flows from operating activities of $8,318,147 during the year ended February 28, 2025. As stated in Note 2, these events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year ended. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In addition to the matter described in the Material Uncertainty Related to Going Concern section, we have determined the matter described below to be the key audit matter to be communicated in our auditor’s report.

Assessment of Impairment Indicators of Exploration and Evaluation Assets (“E&E Assets”)

As described in Note 9 to the financial statements, the carrying amount of the Company’s E&E Assets was $3,591,734 as of February 28, 2025. As more fully described in Note 3 and 4 to the financial statements, management assesses E&E Assets for indicators of impairment at each reporting period.

The principal considerations for our determination that the assessment of impairment indicators of the E&E Assets is a key audit matter are that there was judgment made by management when assessing whether there were indicators of impairment for the E&E Assets, specifically relating to the assets’ carrying amount which is impacted by the Company’s intent and ability to continue to explore and evaluate these assets. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate audit evidence relating to the judgments made by management in their assessment of indicators of impairment that could give rise to the requirement to prepare an estimate of the recoverable amount of the E&E Asset.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures included, among others:

●	Evaluating management’s assessment of impairment indicators.

●	Evaluating the intent for the E&E Assets through discussion and communication with management.

●	Reviewing the Company’s recent expenditure activity and expenditure budgets for future periods.

●	Assessing compliance with agreements including reviewing purchase agreements and vouching cash payments and share issuances.

●	Obtaining, on a test basis through government websites, confirmation of title to ensure mineral rights underlying the E&E Assets are in good standing.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor's report includes Management’s Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year ended and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Daniel Nathan.

Vancouver, Canada	Chartered Professional Accountants

June 27, 2025

FIRST PHOSPHATE CORP.

Annual Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

First Phosphate Corp.

Opinion

We have audited the accompanying financial statements of First Phosphate Corp. (the “Company”), which comprise the statements of financial position as at February 28, 2025 and February 29, 2024, and the statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended, and notes to the financial statements, including material accounting policy information.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2025 and February 29, 2024, and its financial performance and its cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 2 of the financial statements, which indicates that the Company had accumulated losses of $29,575,088 since inception and had negative cash flows from operating activities of $8,318,147 during the year ended February 28, 2025. As stated in Note 2, these events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year ended. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In addition to the matter described in the Material Uncertainty Related to Going Concern section, we have determined the matter described below to be the key audit matter to be communicated in our auditor’s report.

Assessment of Impairment Indicators of Exploration and Evaluation Assets (“E&E Assets”)

As described in Note 9 to the financial statements, the carrying amount of the Company’s E&E Assets was $3,591,734 as of February 28, 2025. As more fully described in Note 3 and 4 to the financial statements, management assesses E&E Assets for indicators of impairment at each reporting period.

The principal considerations for our determination that the assessment of impairment indicators of the E&E Assets is a key audit matter are that there was judgment made by management when assessing whether there were indicators of impairment for the E&E Assets, specifically relating to the assets’ carrying amount which is impacted by the Company’s intent and ability to continue to explore and evaluate these assets. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate audit evidence relating to the judgments made by management in their assessment of indicators of impairment that could give rise to the requirement to prepare an estimate of the recoverable amount of the E&E Asset.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures included, among others:

●	Evaluating management’s assessment of impairment indicators.

●	Evaluating the intent for the E&E Assets through discussion and communication with management.

●	Reviewing the Company’s recent expenditure activity and expenditure budgets for future periods.

●	Assessing compliance with agreements including reviewing purchase agreements and vouching cash payments and share issuances.

●	Obtaining, on a test basis through government websites, confirmation of title to ensure mineral rights underlying the E&E Assets are in good standing.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor's report includes Management’s Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year ended and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Daniel Nathan.

Vancouver, Canada	Chartered Professional Accountants

June 27, 2025

FIRST PHOSPHATE CORP.

STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

AS AT

Assets	February 28, 2025 $	February 29,2024 $

Current Assets
Cash and cash equivalents (Note 5)	1,873,550	7,496,238
Restricted cash (Note 5)	35,000	25,000
Prepaid expenses (Note 6)	159,445	411,438
Tax credits recoverable (Note 9)	1,244,955	—
Prepaid financing expense (Note 8)	332,578	399,095
Amounts receivable	47,336	640,687
	3,692,864	8,972,458
Non-Current Assets
Investments (Note 7)	168,174	132,988
Prepaid financing expense (Note 8)	—	332,578
Exploration and evaluation assets (Note 9)	3,591,734	3,557,734
	3,759,908	4,023,300

Total Assets	7,452,772	12,995,758

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities (Note 18)	342,964	2,532,332
Flow-through share premium liability (Note 10)	718,477	1,151,052
Total Liabilities	1,061,441	3,683,384

Shareholders’ Equity
Capital stock (Note 11)	30,657,018	26,342,634
Contributed surplus (Note 11)	5,309,401	4,917,414
Deficit	(29,575,088)	(21,947,674)
Total Shareholders’ Equity	6,391,331	9,312,374

Total Liabilities and Shareholders’ Equity	7,452,772	12,995,758

Nature of operations (Note 1)

Going concern (Note 2)

Subsequent events (Note 19)

Approved and authorized by the Board of Directors on June 27, 2025

“BENNETT KURTZ”

Director

“JOHN PASSALACQUA”
Director

The accompanying notes are an integral part of these financial statements.

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STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

	For the years ended
	February 28, 2025 $	February 29,2024 $
Expenses
Mining exploration and metallurgy, net of tax credits (Note 9)	3,939,800	3,520,097
Share based compensation (Note 11 and 12)	2,496,911	1,646,973
Professional fees (Note 12)	480,361	996,483
Business development	677,042	854,242
Research and development expenses (Note 7 and Note 18)	471,270	433,799
Consulting fees (Note 12)	66,967	392,729
Management fees (Note 12)	—	306,000
Regulatory and compliance expenses	161,112	184,735
General administrative expenses	224,686	177,714
Directors’ fees (Note 12)	10,000	86,400
Total expenses	(8,528,149)	(8,599,172)

Other Income/(expenses)
Interest income	136,788	57,712
Financing expense (Note 8 and 12)	(399,095)	(66,515)
Impairment of mineral property (Note 9)	—	(109,325)
Gain on amortization of flow-through share premium liability (Note 10)	1,177,421	383,218
Foreign currency translation gain (loss)	9,520	(4,157)
Unrealized gain on investments (Note 7)	25,666	45,771
Part XII.6 tax and penalties (Note 10)	(49,565)	—
Net loss and comprehensive loss	(7,627,414)	(8,292,468)
Loss per common share – basic and diluted	(0.10)	(0.15)

Weighted average number of common shares outstanding – basic and diluted	77,530,286	55,236,302

The accompanying notes are an integral part of these financial statements.

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STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

	Common Shares
	Number of Shares	Amount $	Contributed Surplus $	Shares to be issued $	Deficit $	Total $
Balance, February 28, 2023	48,318,722	16,923,000	2,086,279	68,257	(13,655,206)	5,422,330
Shares issued for private placement	20,493,280	9,943,090	619,537	—	—	10,562,627
Flow-through share premium liability	—	(1,442,938)	—	—	—	(1,442,938)
Share issuance costs	—	(978,782)	—	—	—	(978,782)
Share based compensation	—	—	1,646,973	—	—	1,646,973
Shares and warrants issued for finders’ fees	412,697	169,793	248,900	—	—	418,693
Warrants issued for loan commitment fees	—	—	798,188			798,188
Shares issued on exercise of warrants	249,863	94,204	(7,815)	(68,257)	—	18,132
Shares issued for acquisition of exploration and evaluation assets	27,173	22,825	—	—	—	22,825
Shares issued upon exercise of restricted share units	1,286,990	474,648	(474,648)	—	—	—
Shares issued for settlement of debt	1,708,900	646,918	—	—	—	646,918
Shares issued for settlement of accounts payable	1,289,147	489,876	—	—	—	489,876
Net loss for the period	—	—	—	—	(8,292,468)	(8,292,468)
Balance, February 29, 2024	73,786,772	26,342,634	4,917,414	—	(21,947,674)	9,312,374
Shares issued	7,701,312	2,695,459	—	—	—	2,695,459
Shares issued for exploration activities	774,389	203,597	—	—	—	203,597
Flow -through share premium liability	—	(744,846)	—	—	—	(744,846)
Share issuance costs	—	(57,737)	—	—	—	(57,737)
Share based compensation	—	—	2,496,911	—	—	2,496,911
Warrants issued for finders' fees	—	(11,400)	11,400	—	—	—
Residual value of warrants in units issued	—	(25,286)	25,286	—	—	—
Shares issued for acquisition of exploration and evaluation assets	200,000	34,000	—	—	—	34,000
Shares issued for finders’ fees	230,948	57,737	—	—	—	57,737
Shares issued upon exercise of restricted share units	7,170,796	2,141,610	(2,141,610)	—	—	—
Shares issued for settlement of accounts payable	83,334	21,250	—	—	—	21,250
Net loss for the period	—	—	—	—	(7,627,414)	(7,627,414)
Balance, February 28, 2025	89,947,551	30,657,018	5,309,401	—	(29,575,088)	6,391,331

The accompanying notes are an integral part of these financial statements.

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STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	For the year ended
	February 28,	February 29,
	2025	2024
	$	$
Operating Activities
Loss for the year	(7,627,414)	(8,292,468)
Non-cash expense:
Share based compensation	2,496,911	1,646,973
Financing fee	399,095	66,515
Gain on amortization of flow-through share premium liability	(1,177,421)	(383,219)
Impairment of mineral properties	—	109,325
Shares issued for exploration activities	203,597	—
Gain on investments	(9,520)	(4,157)
Gain on investments measured at fair value through profit or loss	(25,666)	(45,771)
Changes in non-cash working capital items:
Amounts receivable	593,351	(450,821)
Tax credits recoverable	(1,244,955)	—
Prepaid expenses	251,993	389,162
Accounts payable and accrued liabilities	(2,168,118)	3,249,711
Restricted cash	(10,000)	10,000
Net cash used in Operating Activities	(8,318,147)	(3,704,750)
Financing Activities
Issuance of shares and warrants	2,695,459	10,562,627
Share issue costs	—	(560,089)
Issuance of shares via exercise of options and warrants	—	18,132
Net cash provided by Financing Activities	2,695,459	10,020,670
Net change in cash for the year	(5,622,688)	6,315,920
Cash and cash equivalents, beginning of the year	7,496,238	1,180,318
Cash and cash equivalents, end of the year	1,873,550	7,496,238

The accompanying notes are an integral part of these financial statements.

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STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

Supplemental cash flow information

	For the year ended
	February 28, 2025	February 29, 2024
	$	$

Recognition of flow-through liability	744,846	1,442,938
Shares issued for exploration and evaluation assets	34,000	22,825
Shares issued for settlement of debt	—	646,918
Shares issued for settlement of accounts payable	21,250	489,876
Shares issued upon exercise of restricted share units	2,141,610	474,648
Shares issued for finders’ fees	57,737	—
Warrants issued for financing fee	—	798,188
Shares and warrants issued for broker fees	11,400	418,693
Residual value of warrants issued as part of units	25,286	—
Transfer of contributed surplus upon warrant exercise	—	7,815

The Company paid $39,697 in taxes and $10,378 in interest in the year ended February 28, 2025 (2024 - $nil and $1,683).

The Company received $136,788 in interest in the year ended February 28, 2025 (2024 - $57,712).

The accompanying notes are an integral part of these financial statements.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025, February 29, 2024 and 2023

(Expressed in Canadian Dollars)

1. Nature of Operations

First Phosphate Corp. (the “Company”) was incorporated in British Columbia on September 18, 2006. On June 29, 2022 the Company filed articles of amendment with the Province of British Columbia changing its name from First Potash Corp. to First Phosphate Corp. The address of the Company’s corporate office and registered an records office is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7. First Phosphate owns and is developing igneous rock phosphate mineral properties in the Saguenay Region of Quebec for the production of cathode active material (“CAM”) for the Lithium Iron Phosphate (“LFP”) battery industry.

The Company’s common shares are listed under the symbol “PHOS” on the Canadian Securities Exchange (the “CSE”), “FRSPF” on the OTCQB Pink Market and “KD0” on the Frankfurt Stock Exchange.

2. Going Concern

These financial statements have been prepared under IFRS Accounting Standards as issued by the International Accounting Standards Board (the “IASB”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. Accordingly, it does not give effect to any adjustments that may be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of operations and at amounts which may differ from those shown in these financial statements. Such adjustments could be material. The ability of the Company to continue as a going concern is dependent on its ability to continue to obtain equity financing and ultimately achieve profitable operations. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured.

As of February 29, 2025, the Company had accumulated losses of $29,575,088 since its inception and expects to incur further losses in the development of its business, and had a negative cash flows from operating activities of $8,318,147. This indicates material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on its ability to obtain additional equity financing and achieve future profitable operations. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025, February 29, 2024 and 2023

(Expressed in Canadian Dollars)

3. Basis of Presentation

(a) Statement of compliance

These financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss (“FVTPL”) which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These financial statements were authorized for issue by the Board of Directors on June 27, 2025.

(b) Functional and presentation currency

These financial statements are presented in Canadian dollars, which is also the functional currency of the Company, unless otherwise stated.

(c) Critical accounting judgements and estimates

In preparing these financial statements, management makes judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Critical judgments in applying accounting policies

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below:

Income tax

Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and in future periods. Deferred tax assets (if any) are recognized only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse and a judgment as to whether or not there will be sufficient taxable profits available to offset the tax assets when they do reverse. This requires assumptions regarding future profitability and is therefore inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for exploration and evaluation expenditure and impairment of the capitalized expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in net loss in the year the new information becomes available.

Impairment of prepaid financing expenses

The Company capitalizes prepaid financing expenses related to loan commitments that have not been drawn down. If, after the expense is capitalized, information becomes available suggesting that the utilization of the loan commitment is unlikely, the amount capitalized is written off in net loss in the year the new information becomes available.

Fair value of investment in unquoted equity investments

The Company has an investment in shares of Integrals Power Limited (“IPL”), a U.K. private company. The determination of the fair value requires significant judgement by the Company, on the date of purchase, and at each reporting date thereafter, consistent with fair value accounting guidance in accordance with IFRS 13, Fair Value Measurement.

Ability to continue as a going concern

The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to whether the Company could continue as a going concern.

Key sources of estimation uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in material adjustments to the financial statements.

Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share purchase options and broker’s warrants granted. Option pricing models require the input of subjective assumptions including expected share price, price volatility, dividend yield and forfeiture rate. The stock-based compensation recognized for RSU’s is determined based on management’s grant date estimate of the forfeitures that are expected to occur over the life of the RSUs. Changes in the input assumptions can materially impact fair value estimates and the Company’s comprehensive loss and equity reserves.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

The Company applies judgement in determining the value of common shares issued for non-cash consideration which cannot be reliably measured. In determining the fair value of the common shares, management estimated the fair value of the common shares by reference to the price of the common shares issued for cash approximately around the time of the issue of the common shares as management believe that this was the most reliable measure. This judgement requires management to make various assumptions and estimates which are susceptible to uncertainty.

4. Material Accounting Policy Information

The financial statements of the Company have been prepared in accordance with IFRS Accounting Standards as issued by the IASB and reflect the following material accounting policy information:

Financial Instruments

Recognition

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments.

Classification

The Company classifies its financial assets and financial liabilities in the following measurement categories:

(i)      those to be measured subsequently at fair value, either through other comprehensive income (“FVTOCI”), or profit and loss (“ FVTPL”); and

(ii)	those to be measured at amortized cost.

The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial liabilities are classified as those to be measured at amortized costunless they are designated as those to be measured subsequently at fair value through profit or loss (an irrevocable election at the time of recognition). For assets and liabilities measured at fair value, gains and losses are either recorded in profit or loss or other comprehensive income or loss.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified. The Company has implemented the following classifications:

Financial Instrument	Classification
Cash and cash equivalents	FVTPL
Investments	FVTPL
Restricted cash	Amortized cost
Accounts payable	Amortized cost

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

Measurement

All financial instruments are required to be measured at fair value on initial recognition, plus, in case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The Company measures its financial instruments as below. See Note 13 for additional information on the classification of the Company’s financial instruments.

Impairment

Financial assets are assessed at each reporting date to determine whether there is objective evidence that they are impaired. A financial asset is impaired if objective evidence indicates a loss event has occurred after the initial recognition of the asset and the loss event had a negative effect on the estimated future cash flows of the asset that can be estimated reliably.

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as the reporting date, with the risk of default as at the date of initial recognition, based on all information available, and reasonable and supportive forward-looking information.

Basic and diluted loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. For diluted per share computations, assumptions are made regarding potentialcommon shares outstanding during the year. The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the year, or attime of issuance, if later, all options and warrants are exercised. Proceeds from exercise are used to purchase theCompany’s common shares at their average market price during the year, thereby reducing the weighted average number of common shares outstanding. If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

Prepaid financing expenses

Financing expenses for loans that are likely to be drawn down are deferred (together with any incremental costs) and recognized as an adjustment to the effective interest rate on the loan. When it is unlikely that a loan will be drawn down, the prepaid financing expenses are deferred and recognized in profit or loss over the commitment period of the related loan on a straight-line basis. If at the end of the commitment period, the full amount of prepaid financing expense hasn’t been recognized as an adjustment to the effective interest rate on the loan, the remaining deferred portion is recognized in profit or loss.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

Income taxes

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in net income or loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive income or loss.

Current taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable income or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable income will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Share based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The Company recognizes share-based compensation expense based on the estimated fair value of the options. A fair value measurement is made for each vesting installment within each option grant and is determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both share-based compensation expense and reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. The reserves account is subsequently reduced if the options are exercised, and the amount initially recorded is then credited to capital stock.

In situations where equity instruments are issued to non-employees and some or all the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

The Company grants restricted stock units (“RSUs”) to buy common shares of the Company to directors, officers and consultants. The Company recognizes share-based compensation expense based on the fair value of the RSUs with reference to the closing trading price of its common stock of the grant date. The fair value is recognized over the vesting period of the RSUs granted as both share-based compensation expense and contributed surplus. The contributed surplus account is subsequently reduced if the RSUs are exercised, and the amount initially recorded is then credited to common shares.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

Tax credits recoverable

The Company is entitled to a refundable tax credit on qualified exploration expenditures incurred and refundable credit on duties for losses under the Mining Tax Act. These tax credits are recognized as a reduction of the exploration costs incurred when there is reasonable assurance these credits will be realized. During the year ended February 28, 2025, the Company received $545,259 in refundable tax credits (February 29, 2024 - $nil).

Unit offerings

Proceeds from unit placements are allocated between shares and warrants issued using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds is allocated to warrants.

Flow-through placements

Resource expenditure deductions for income tax purposes related to exploratory activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as an other liability, and ii) share capital. Upon expenses being incurred, the Company derecognizes the other liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The Company may also be subject to Part XII.6 tax on flow-through proceeds renounced under the look-back rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financing expense until qualifying expenditures are incurred.

Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company’s equity that results from transactions and events other than the Company’s shareholders. Gains and losses that would otherwise be recorded as part of net earnings is presented in other comprehensive income until it is considered appropriate to recognize into net income. Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss) and represents the change in shareholders’ equity which results from transactions and events from sources other than the Company’s shareholders. For the years presented, net loss was the same as comprehensive loss.

Exploration and evaluation assets

Exploration and evaluation activities involve the search for minerals, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

Costs incurred before the Company has obtained the legal rights to explore an area are expensed in the year in which they are incurred. Once the legal right to explore a property has been acquired, costs directly related to acquisition are recognized and capitalized. Subsequent exploration and evaluation expenditures are expensed as incurred. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase, and are presented net of any related tax credits or government grants. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are also expensed as incurred.

Mineral property acquisition costs and exploration and evaluation expenditures are recorded at cost. When shares are issued as part of mineral property acquisition costs, they are valued at the closing share price on the date of issuance unless the fair value of goods or services received is determinable. When the Company acquires property under an option or joint venture agreement and the payments for it are made at the sole discretion of the Company, the property acquired is recorded upon payment.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as ‘mines under construction’. Exploration and evaluation assets are tested for impairment before the assets are transferred to development properties.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to profit or loss. The Company assesses exploration and evaluation assets for impairment at least annually and when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

Decommissioning Obligations

An obligation to incur decommissioning and site rehabilitation costs occurs when environmental disturbance is caused by exploration, evaluation, development or ongoing production. Decommissioning and site rehabilitation costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided when the obligation to incur such costs arises and are capitalized into the cost of the related asset. These costs are charged against operations through depreciation of the asset and unwinding of the discount on the provision. Depreciation is included in operating costs while the unwinding of the discount is included as a financing cost. Changes in the measurement of a liability relating to the decommissioning or site rehabilitation of plant and other site preparation work are added to, or deducted from, the cost of the related asset. The costs for the restoration of site damage, which arises during production, are provided at their net present values and charged against operations as extraction progresses. Changes in the measurement of a liability, which arises during production, are charged against operating profit. The discount rate used to measure the net present value of the obligations is the pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation.

For the years presented, the Company does not have any decommissioning obligations.

Provisions

Provisions are recognized when present legal and constructive obligations as a result of a past event will likely lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

Government Grants

The Company recognizes government grants when there is reasonable assurance that the entity will comply with the conditions attached to the grant and that the grant will be received.

Government grants related to income are recognized in profit or loss on a systematic basis over the periods in which the entity recognizes the related expenses for which the grant is intended to compensate. Such grants are presented as a deduction from the related expenses in the statement of profit or loss.

Government grants related to the acquisition or construction of assets are recorded as a deduction from the carrying amount of the related asset. The grant is recognized in profit or loss over the life of the depreciable asset as a reduced depreciation expense. This reflects the matching of the grant benefit with the cost of the asset over time.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

If a government grant becomes repayable, it is accounted for as a change in estimate and recognized as a liability in the period in which the repayment obligation arises.

Accounting Pronouncements Adopted in the Year

In the current year, the Company has applied the below amendment to IFRS Accounting Standards and Interpretations issued by the IASB that were effective for annual periods that begin on or after March 1, 2024. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current and Deferral of Effective Date.

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non-current based on contractual arrangements in place at the reporting date.

These amendments:

- specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least twelve months;

- provide that management’s expectations are not a relevant consideration as to whether the Company willexercise its rights to defer settlement of a liability; and

- clarify when a liability is considered settled.

Recent Accounting Pronouncements

IFRS 18: Presentation and Disclosure in the Financial Statements.

In April 2024, IASB issued IFRS 18 Presentation and Disclosure in Financial Statements replacing IAS 1 Presentation of Financial Statements as the primary source of requirements in IFRS Accounting Standards for financial statement presentation.

This standard introduces:

-	three defined categories for income and expenses (operating, investing and financing) and requiring companies to provide new defined subtotals, including operating profit;

-	enhanced transparency of management-defined performance measures requiring companies to disclose explanations of those company-specific measures related to the statement of loss and comprehensive loss; and

-	enhanced guidance on how information is aggregated in the financial statements, including guidance on whether information is included in the financial statements or is included in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted, and is to be applied retrospectively for comparative periods. The Company has not yet determined the impact of this standard on its financial statements.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

Environmental Reporting Regulations

Environmental reporting continues to evolve and the Corporation may be subject to additional future disclosure requirements. The International Sustainability Standards Board (ISSB) issued two IFRS Sustainability Disclosure Standards with the objective to develop a global framework for environmental sustainability disclosure. The Canadian Sustainability Standards Board (CSSB) also finalized and released its Canadian Sustainability Disclosure Standards – CSDS 1, General Requirements for Disclosure of Sustainability-related Financial Information, and CSDS 2, Climate-related Disclosures on December 18, 2024. These standards are voluntary unless mandated by regulators or governments.

The Canadian Securities Administrators (CSA) have issued a proposed National Instrument 51-107 Disclosure of Climate-related Matters which sets forth additional reporting requirements for Canadian Public Companies. Until such time as the CSA comes to a final decision on sustainability standards for Canada, there is no requirement for public companies in Canada to adopt sustainability standards. The Company continues to monitor the development of these reporting requirements as it progresses with its determination of the financial and disclosure-related implications of complying with these regulations.

5. Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents includes cash held at the bank of $473,550 (February 29, 2024 - $896,238) and investments in guaranteed investment certificates (“GIC”) of $1,400,000 (February 29, 2024 - $6,600,000) which comprises of one-year cashable term GICs earning annual interest between 2.95% and 3.2% per annum.

Restricted cash is comprised of $35,000 investment in a GIC (February 29, 2024 - $25,000). The GIC is a one-year cashable term with a maturity date of April 03, 2025, earning annual interest of 4.75% per annum. The GIC is held as collateral for credit cards issued to officers of the Company.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

6. Prepaid Expenses

Prepaid expenses are comprised of the following:

	February 28,	February 29,
	2025	2024
	$	$
Excess payments made to credit cards	—	2,973
Expenses paid in advance:
Business development	104,450	219,794
Mining exploration and metallurgy, net	32,000	86,195
of tax credits
General administrative expenses	5,148	40,148
Consulting fees	3,333	40,000
Regulatory and compliance expenses	14,514	—
Professional fees	—	22,328
Total	159,445	411,438

7. Investments

On January 10, 2023, the Company entered into an investment and licensing option agreement (the “IPL Agreement”) with IPL under the terms of which the Company acquired 7,386 IPL shares for £50,000 ($83,060). Under the terms of the IPL Agreement, IPL granted an option to acquire a license to use IPL technology in a facility of a production capacity of up to 1,000-tonnes of LFP CAM for a further payment of £950,000. IPL also granted the Company another option to acquire, for an additional upfront payment of £1,000,000, a license to use IPL technology in a facility of a production capacity beyond 1,000-tonnes. The Company is committed to a 1.5% royalty per kilogram of LFP CAM sold from a facility that uses IPL technology.

A continuity of investments is as follows:

$

Balance, February 28, 2023	83,060
Gain on foreign exchange translation	4,157
Gain on fair value	45,771
Balance, February 29, 2024	132,988
Gain on foreign exchange translation	9,520
Gain on fair value	25,666
Balance, February 28, 2025	168,174

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

On February 15, 2024 the Company entered into an agreement with IPL for the joint development of an iron phosphate production technology which will serve as a precursor to making CAM, manganese phosphate and iron manganese phosphate. To support the development, the Company paid USD $250,000 to IPL. This is presented as research and development expenses in the statement of loss and comprehensive loss.

8. Prepaid Financing Expense

On December 29, 2023, the Company entered into a credit facility (the “Credit Facility”) with members of its management team and board of directors to establish a revolving credit facility of $2,100,000 with a term of two years. The Company issued 5,250,000 share purchase warrants as compensation for entering into the Credit Facility, of which 2,625,000 warrants vested immediately. The fair value of the vested warrants was estimated to be $798,188 (Note 11) and is being amortized over the term of the Credit Facility. The remaining warrants will vest as advances are taken under the Credit Facility.

A continuity of the prepaid financing expense is as follows:

$

Balance, February 28, 2023	—
Additions during the year	798,188
Amortization for the year	(66,515)
Balance, February 29, 2024	731,673
Amortization for the year	(399,095)
Balance, February 28, 2025	332,578

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

9. Exploration and Evaluation Assets

The following details the changes in exploration and evaluation assets in the Saguenay Region of Quebec for the two years ended February 28, 2025:

	Lac`a l'Orignal area	Begin - Lamarche Flagship area	Bluesky area
	(a)	(b)	(c)	Total
	$	$	$	$
Balance as at February 28, 2023	3,270,709	264,200	109,325	3,644,234
Acquisition costs	—	22,825	—	22,825
Impairment	—	—	(109,325)	(109,325)
Balance as at February 29, 2024	3,270,709	287,025	—	3,557,734
Acquisition costs	—	34,000	—	34,000
Balance as at February 28, 2025	3,270,709	321,025	—	3,591,734

(a) Lac `a l'Orignal area

The Lac `a l'Orignal properties consist of a series of staked claims and claims acquired under various option agreements. All of the claims are 100% owned by the Company, are free of net smelter royalties and are in good standing. This property is in the exploration stage.

(b) Begin - Lamarche flagship area

The Begin – Lamarche flagship properties consist of a series of staked claims and claims acquired under various option agreements. All of the claims are 100% owned by the Company, are free of net smelter royalties and are in good standing. This property is in the exploration stage.

On March 10, 2023, the Company added to its Begin-Lamarche area and acquired 13 mineral claims in this area for a total consideration of $22,825 through the issuance of 27,173 common shares. The fair value of the consideration has been determined based on the fair value of the common shares on the date of issuance.

On July 10, 2024, the Company acquired 15 mineral claims in this area for total consideration of $34,000 through the issuance of 200,000 common shares. The fair value of the consideration has been determined based on the fair value of the common shares on the date of issuance.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

(c) Bluesky area

The Bluesky properties consist of a series of staked claims. These properties are in the early exploration stage. All of the claims are 100% owned by the Company, are free of net smelter royalties and are in good standing.

The Bluesky properties is fully impaired as management has decided not to renew its claims as it is directing its resources to the other mineral properties. The management believes that technical feasibility and commercial viability would become demonstrable quicker for the other properties as opposed to Bluesky properties.

The Company expenses non-acquisition exploration and evaluation expenditure to profit and loss. This is presented as mining exploration and metallurgy in the statement of loss and comprehensive loss. The following details such expenditure for the two years ended February 28, 2025:

	Lac`a l'Orignal (a) $	Begin - Lamarche Flagship area (b) $	Bluesky area (c) $	Total $
Balance as at February 28, 2023	633,691	550,752	—	1,184,443

Consulting	197,208	20,065	—	217,273
Survey, Drilling & Geophysics	34,060	2,763,240	72,268	2,869,568
Metallurgical Testing	58,335	374,921	—	433,256
Balance as at February 29, 2024	289,603	3,158,226	72,268	3,520,097

Consulting	80,000	154,970	—	234,970
Survey, Drilling & Geophysics	1,960	5,295,700	—	5,297,660
Metallurgical Testing	—	197,384	—	197,384
Tax credits relating to resources	(158,703)	(1,631,511)	—	(1,790,214)
Balance as at February 28, 2025	(76,743)	4,016,543	—	3,939,800

The Company is entitled to refundable mining tax credits on qualified exploration expenditures incurred in Quebec. During the year ended February 28, 2025, the Company accrued mining tax credits receivable of $1,790,214 (February 29, 2024 - $nil) and collected refunds of $545,259 (February 29, 2024 - $nil).

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

As at February 28, 2025 the recoverable amount is $1,244,955 (February 29, 2024 - $nil).

10. Flow-Through (“FT”) Share Premium Liability

	Year ended
	February 28,	February 29,
	2025	2024
	$	$
Balance, beginning of the year	1,151,052	91,333
Liability incurred through FT shares issued	744,846	1,442,938
Amortization for the year	(1,177,421)	(383,219)
Balance, end of the year	718,477	1,151,052

In the year ended February 28, 2025 the Company issued 7,448,455 FT shares at $0.35 per unit for gross proceeds of $2,606,960 (see Note 11). The FT proceeds include an FT premium of $744,846, priced at $0.10 per share.

In the year ended February 29, 2024 the Company issued 1,869,375 FT units at $0.80 per unit for gross proceeds of $1,495,500 (Note 11) and 12,560,000 FT shares at $0.50 per share for gross proceeds of $6,280,000 (Note 11). The FT proceeds include an FT premium of $1,442,938, priced at $0.10 per unit or share issued.

The gross proceeds of the FT Offering are to be used to incur "Canadian exploration expenses" that are "flow-through mining expenditures" (as such terms are defined in the Income Tax Act (Canada)) related to the Company's projects in Québec.

As at February 28, 2025 $2,514,531 remains to be spent on qualifying expenditures (February 29, 2024 - $5,755,261).

During the year ended February 28, 2025, the Company recognized an expense of $49,565 related to Part XII.6 taxes and penalties associated with prior flow-through financings (February 29, 2024 - $nil).

11. Share Capital and Contributed Surplus

The authorized capital stock of the Company is an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

The Company has no preferred shares outstanding.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

Capital transactions are as follows:

In the year ended February 28, 2025

(a)	On April 5, 2024, the Company issued 84,615 common shares upon the exercise of restricted share units (“RSUs”) for services received from a consultant. The fair value of the RSUs on the grant date was computed as $33,000 and was reclassified upon exercise from contributed surplus to capital stock.

(b)	On April 16, 2024, the Company issued 200,000 common shares at $0.30 per share, pursuant to the signing of a collaboration agreement (the “Collaboration Agreement”, see note 18), with a fair value of $60,000 which has been presented as mining exploration and metallurgy in the statement of loss and comprehensive loss.

(c)	On May 31, 2024, the Company issued 470,250 common shares upon the exercise of RSUs for services received from its officers and directors. The Company also issued 325,933 common shares due to the exercise of RSUs for services received from consultants. The fair value of the RSUs on the grant date was computed as $298,118 and was reclassified upon exercise from contributed surplus to capital stock.

(d)	On July 10, 2024, the Company acquired 15 additional mineral claims in the Begin-Lamarche area through the issuance of 200,000 common shares with a fair value of $34,000 (see note 9).

(e)	On July 11, 2024, the Company issued 84,615 common shares upon the exercise of RSUs for services received from a consultant. The fair value of the RSUs on the grant date was computed as $33,000 and was reclassified upon exercise from contributed surplus to capital stock.

(f)	On July 31, 2024, the Company issued 28,000 common shares upon the exercise of RSUs for services received from a consultant. The fair value of the RSUs on the grant date was computed as $6,720 and was reclassified upon exercise from contributed surplus to capital stock.

(g)	On August 31, 2024, the Company issued 470,250 common shares upon the exercise of RSUs for services received from its officers and directors. The Company also issued 452,933 common shares due to the exercise of RSUs for services received from consultants. The fair value of the RSUs on the grant date was computed as $328,133 and was reclassified upon exercise from contributed surplus to capital stock.

(h)	On September 30, 2024, the Company settled $21,250 owed for services through the issuance of 83,334 at $0.255 per share.

(i)	On November 30, 2024, the Company issued 471,000 common shares upon the exercise of RSUs for services received from its officers and directors. The Company also issued 541,100 common shares due to the exercise of RSUs for services received from consultants. The aggregate fair value of the RSUs on the grant date was computed as $318,469 and was reclassified upon exercise from contributed surplus to capital stock.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

(j)	On December 31,2024 the Company completed a non-brokered private placement (the “Offering”) in the amount of $2,695,459. The private placement consisted of:

a.	7,448,455 FT shares of the Company at a price of $0.35 per share for gross proceeds of $2,606,959. The value of share capital of $1,862,113 was determined using the fair market value of the shares on the date of issuance after deducting a flow-through premium of $744,846. The Company issued 230,948 finders’ shares with a fair value of $57,737 based on the fair market value of $0.25 per share. The Company issued 230,948 finders’ warrants with a fair value of $11,400 computed using the Black Scholes pricing model. The warrants are exercisable at a price of $0.50 per common share, until December 31, 2025, subject to an accelerated expiry date; and

b.	252,857 units of the Company at a price of $0.35 per unit for gross proceeds of $88,500, with each unit comprised of: (i) one common share, and (ii) one half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 per share until December 31, 2025, subject to an accelerated expiry date. The value of share capital of $63,214 was determined using the fair market value of the shares on the date of issuance and the residual proceeds of $25,286 were allocated to the warrants.

(k)	On January 1, 2025 the Company issued 3,100,000 common shares upon the exercise of RSUs to directors, management and staff of the Company as bonus compensation. The fair value of the RSUs on the grant date was computed as $775,000 and was reclassified upon exercise from contributed surplus to capital stock.

(l)	On December 31, 2024, the Company issued: 574,389 shares at the price of $0.25 per share with a fair value of $143,597 pursuant to the Collaboration Agreement (note 18).

(m)	On February 28, 2025, the Company issued 471,000 common shares upon the exercise of RSUs for services received from its officers and directors. The Company also issued 671,100 common shares due to the exercise of RSUs for services received from consultants. The aggregate fair value of the RSUs on the grant date was computed as $349,170 and was reclassified upon exercise from contributed surplus to capital stock.

In the year ended February 29, 2024

(n)	On March 1, 2023, the Company issued 184,480 common shares, on the exercise of warrants and $68,257 was reclassified from shares to be issued to capital stock. On March 9, 2023, the Company issued 53,760 common shares at $0.25 per share, on the exercise of brokers’ warrants, for total proceeds of $13,440. The fair value of warrants on the grant date was computed as $7,215 and was reclassified upon exercise from contributed surplus to capital stock.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

(o)	On March 10, 2023, the Company issued 27,173 common shares with a fair value of $22,825 for the purchase of 13 mineral claims in the Begin-Lamarche area (see note 9(b)).

(p)	On April 24, 2023, the Company issued 1,205,217 units at $0.70 per unit for gross proceeds of $843,652. Each unit consisted of one share and one half of one common share purchase warrant. Each whole warrant is exercisable for one additional share at a price of $1.25 until April 24, 2026. The value of share capital of $614,660 was determined using the fair market value of the shares on the date of issuance and the residual proceeds of $228,992 were allocated to warrants. The Company paid $22,760 as brokers’ fees and issued 12,514 warrants as brokers’ warrants with an exercise price of $1.25 per share which expire on April 24, 2026. The fair value of the broker warrants was computed as $2,900 using the Black-Scholes pricing model and recorded as share issuance costs.

(q)	On April 24, 2023, the Company issued 1,869,375 FT units at $0.80 per unit for gross proceeds of $1,495,500. Each FT unit consists of one FT common share and one half of one common share purchase warrant. Each whole warrant is exercisable for one additional non-flow through share at a price of $1.25 until April 24, 2026. The value of share capital of $1,140,320 (before deduction of the $186,938 FT premium) was determined using the fair market value of the shares on the date of issuance and the residual proceeds of $355,180 were allocated to warrants. The Company paid $60,384 as brokers’ fees and issued 57,980 warrants as brokers’ warrants with an exercise price of $1.25 per share which expire on April 24, 2026. The fair value of the warrants was computed as $13,438 using the Black-Scholes pricing model and recorded to share issuance costs.

(r)	On April 30, 2023, the Company issued 42,857 shares as finder’s fees for the above private placements with a fair value of $21,857. Additionally, the Company incurred legal fees of $36,218 with respect to the above private placements.

(s)	On May 17, 2023, the Company issued 7,143 common shares at $0.50 per share for gross proceeds of $3,572, on the exercise of warrants. The fair value of warrants on the grant date was computed as $nil, accordingly no amount was reclassified upon exercise from contributed surplus to capital stock.

(t)	On May 30, 2023, the Company issued 4,480 common shares at $0.25 per share, on the exercise of brokers’ warrants, for total proceeds of $1,120. The fair value of warrants on the grant date was computed as $600 and was reclassified upon exercise from contributed surplus to capital stock.

(u)	On June 28, 2023, the Company settled $60,000 owed for services through the issuance of 179,104 common shares at $0.335 per share.

(v)	On September 1, 2023, the Company settled $193,200 owed to its directors and officers through the issuance of 508,421 common shares at $0.38 per share. The Company also settled $296,676 owed for services through the issuance of 780,726 common shares at $0.38 per share.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

(w)	On November 30, 2023, the Company issued 450,001 common shares upon the exercise of RSUs for services received from its officers and directors. The Company also issued 143,827 common shares due to the exercise of RSUs for services received from consultants. The fair value of the RSUs on the grant date was computed as $216,315 and was reclassified upon exercise from contributed surplus to capital stock.

(x)	On December 22, 2023, the Company issued 1,970,000 FT shares at $0.50 per share for gross proceeds of $985,000. The value of share capital of $788,000 was determined using the fair market value of the shares on the date of issuance after deducting an FT premium of $197,000. The Company paid $47,280 and issued 157,600 warrants as broker’s fees. The warrants are exercisable at a price of $0.50 per common share of the Company until December 31, 2025. The fair value of the warrants was computed as $31,198 using the Black-Scholes pricing model and recorded to share issuance costs.

(y)	On December 29, 2023, the Company issued 10,590,000 FT shares at $0.50 per share for gross proceeds of $5,295,000. The value of share capital of $4,236,000 was determined using the fair market value of the shares on the date of issuance after deducting an FT premium of $1,059,000. The Company paid $240,000, issued 369,840 common shares at $0.40 per share, and 1,021,800 warrants as broker’s fees. The warrants are exercisable at a price of $0.50 per common share of the Company until December 31, 2025. The value of broker’s shares issued of $147,936 was determined using the fair market value of the shares on the date of issuance and recorded to share issuance costs. The fair value of the warrants was computed as $198,819 using the Black-Scholes pricing model and recorded to share issuance costs.

(z)	On December 29, 2023, the Company issued 3,090,438 units at $0.40 per unit for gross proceeds of $1,236,175. Each unit consisted of one share and one half of one common share purchase warrant. Each whole warrant is exercisable for one common share at a price of $0.50 until December 31, 2025. The value of share capital of $1,236,175 was determined using the fair market value of the shares on the date of issuance and the residual proceeds of $nil were allocated to warrants. The Company paid $43,600 as brokers’ fees for the issuances. The Company incurred legal fees of $106,197.

(aa)	On December 29, 2023, the Company settled $511,918 owed for services through the issuance of 1,279,796 common shares at $0.40 per share.

(bb)	On January 5, 2024, the Company issued 84,616 common shares upon the exercise of RSUs for services received from a consultant. The fair value of the RSUs on the grant date was computed as $33,000 and was reclassified upon exercise from contributed surplus to capital stock.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

(cc)	On January 19, 2024, the Company issued 1,768,250 units at $0.40 per unit for gross proceeds of $707,300. Each unit consisted of one share and one half of one common share purchase warrant. Each whole warrant is exercisable for one common share at a price of $0.50 until December 31, 2025. The value of share capital of $671,935 was determined using the fair market value of the shares on the date of issuance and the residual proceeds of $35,365 were allocated to warrants. The Company paid $3,200 and issued 14,300 common share purchase warrants as brokers’ fees for the issuances. The fair value of the warrants was computed as $2,545 using the Black-Scholes pricing model and recorded to share issuance costs.

(dd)	On February 28, 2024, the Company issued 450,001 common shares upon the exercise of RSUs for services received from its officers and directors. The Company also issued 158,545 common shares upon the exercise of RSUs for services received from consultants. The fair value of the RSUs on the grant date was computed as $225,333 and was reclassified upon exercise from contributed surplus to capital stock.

(ee)	On February 28, 2024, the Company settled $75,000 owed for services through the issuance of 250,000 common shares at $0.30 per share.

Omnibus Plan

On July 26, 2023, the Omnibus Equity Incentive Plan (the “Omnibus Plan”) was approved and adopted by the Board, which was implemented on August 25, 2023. The Omnibus Plan replaced the Company’s stock option plan (the “Legacy Stock Option Plan”) and restricted share unit plan (“Legacy RSU Plan”). The Omnibus Plan provides the Company with the flexibility to grant diverse equity awards as part of its objective to attract, retain and motivate highly qualified directors, officers, employees and consultants, all granted under one plan and which allows such awards to be subject to the same administration and overall limits. The Omnibus Plan was subsequently amended and restated on July 24, 2024, to address certain housekeeping matters, which had no impact upon the key terms disclosed below.

Under the Omnibus Plan, eligible persons may be allocated a number of awards as the board deems appropriate, with vesting provisions also to be determined by the board. Upon vesting, eligible participants shall be entitled to receive cash or common shares from treasury to satisfy all or any portion of a vested RSU award. The expiry date of options granted pursuant to the Omnibus Plan is set by the board and must not be later than ten periods from the date of grant.

The Omnibus Plan is a “rolling” share-based compensation plan pursuant to which the aggregate number of common shares reserved for issue under the Omnibus Plan may not exceed twenty percent (20%) of the common shares issued and outstanding at the time of option or RSU grant.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

Restricted Share Units

In the year ended February 28, 2025

On April 30, 2024, a consultant to the Company was granted 140,000 RSUs. 14,000 RSUs vest on May 31, 2024 and the remaining RSUs vest in increments of 42,000 on August 31, 2024, November 30, 2024 and February 28, 2025.

On May 7, 2024, two consultants to the Company were granted an aggregate of 290,000 RSUs. The RSUs vest as follows: (i) 116,000 on August 31, 2024, (ii) 87,000 on November 30, 2024, and (iii) 87,000 on February 28, 2025.

On July 10, 2024, a consultant to the Company was granted 175,000 RSUs. The RSUs vest as follows: (i) 25,000 on August 31, 2024, (ii) 75,000 on November 30, 2024, and (iii) 75,000 on February 28, 2025.

On September 1, 2024, a director to the Company was granted 150,000 RSUs. The RSUs vest as follows: (i) 75,000 on November 30, 2024, and (ii) 75,000 on February 28, 2025.

On September 30, 2024, consultants to the Company were granted an aggregate of 358,000 RSUs. The RSUs vest as follows: (i) 179,000 on November 30, 2024, and (ii) 179,000 on February 28, 2025.

On November 1, 2024, a consultant to the Company was granted 60,000 RSUs. The RSUs vest as follows: (i) 60,000 on February 28, 2025.

On December 31, 2024 the Company granted 3,100,000 RSUs to directors, management and staff of the Company as part of year end bonus compensation. The RSUs vested on January 1, 2025.

On January 1, 2025, a consultant was granted 70,000. The RSUs vested on February 28, 2025.

In the year ended February 29, 2024

On September 1, 2023, the officers and directors of the Company were granted 900,002 RSUs. The RSUs vest 50% on November 30, 2023 and 50% February 28, 2024. On the same date, several consultants were granted 118,422 RSUs. The RSUs vest 50% on November 30, 2023 and 50% February 28, 2024.

On October 5, 2023, a consultant was granted 338,462 RSUs. The RSUs vest 25% immediately and 25% vest 3, 6 and 9 months after October 5, 2023

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

On December 29, 2023, the officers and directors of the Company were granted 1,881,000 RSUs. The RSUs vest as follows: (i) 25% on May 31, 2024, (ii) 25% on August 31, 2024, (iii) 25% on November 30, 2024, and (iv) 25% on February 28, 2025. On the same date, a consultant was granted 73,000 RSUs. The RSUs vest 33.3% 3, 6 and 9 months after December 1, 2023. Another consultant was granted 250,000 RSUs. The RSUs vest as follows: (i) 30% on February 28, 2024, (ii) 35% on May 31, 2024, and (iii) 35% on August 31, 2024.

On January 19, 2024, a consultant was granted 360,000 RSUs. The RSUs vest as follows: (i) 25% on May 31, 2024, (ii) 25% on August 31, 2024, (iii) 25% on November 30, 2024, and (iv) 25% on February 28, 2025.

On February 19, 2024, a consultant was granted 120,000 RSUs. The RSUs vest as follows: (i) 25% on May 31, 2024, (ii) 25% on August 31, 2024, (iii) 25% on November 30, 2024, and (iv) 25% on February 28, 2025.

On February 28, 2024, a consultant was granted 320,400 RSUs. The RSUs vest as follows: (i) 25% on May 31, 2024, (ii) 25% on August 31, 2024, (iii) 25% on November 30, 2024, and (iv) 25% on February 28, 2025.

The following details the changes in outstanding RSUs for the two years ended February 28, 2025:

Number of RSUs
Outstanding, February 28, 2023	—
Granted during the year	4,361,286
Vested and exercised during the year	(1,286,988)
Outstanding, February 29, 2024	3,074,298
Granted during the year	4,343,000
Vested and exercised during the year	(7,170,796)
Cancelled during the year	(246,502)
Outstanding, February 28, 2025	—

As of February 28, 2025 there were no RSUs outstanding.

For the year ended February 28, 2025, the Company recorded $1,856,100 of share-based compensation related to the vesting of RSUs (2024 - $758,807).

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

Options

In the year ended February 28, 2025

On April 16, 2024 an advisor to the Company was granted 250,000 options. The options vested/vest as follows: (i) 25% vested on September 30, 2024; (ii) 25% vested on March 31, 2025 ; (iii) 25% are to vest on September 30, 2025; and (iv) the remaining options are to vest on March 31, 2026.

On July 10, 2024 a consultant to the Company was granted 150,000 options. The options vest as follows: (i) 25% on December 31, 2024, (ii) 25% on June 30, 2025, (iii) 25% on December 31, 2025, and (iv) 25% on June, 30 2026.

In the year ended February 29, 2024

On March 31, 2023, an officer of the Company resigned. Of the 300,000 options issued to this consultant, 225,000 options were forfeited and 75,000 vested options were cancelled.

On June 27, 2023, a consultant engaged by the Company resigned. Of the 100,000 options issued to this consultant, 75,000 options were immediately forfeited and 25,000 have vested and are exercisable until June 27, 2024. These options were cancelled subsequent to year-end.

On September 30, 2023, an officer of the Company resigned. Of the 732,000 options issued to this consultant, 549,000 options were immediately forfeited and 183,000 have vested and are exercisable until September 30, 2024.

On February 16, 2024, a consultant was terminated, and 250,000 options issued to him were immediately forfeited.

The following details the changes in outstanding options for the year ended February 28, 2025:

	Number of Options	Weighted Average Exercise Price $
Outstanding, February 28, 2023	6,225,000	0.30
Issued during the year	4,842,000	0.51
Forfeited during the year	(1,099,000)	0.60
Cancelled during the year	(75,000)	0.23
Outstanding, February 29, 2024	9,893,000	0.37
Issued during the year	400,000	0.40
Forfeited during the year	(1,768,000)	0.37
Expired during the year	(25,000)	0.70
Outstanding, February 28, 2025	8,500,000	0.37

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

The following is a summary of options outstanding and exercisable as of February 28, 2025:

Expiry date	Number of options outstanding	Number of options exercisable	Exercise price $	Life remaining
February 22, 2026	2,525,000	2,525,000	0.25	0.98
February 22, 2026	2,425,000	2,425,000	0.35	0.98
September 1, 2026	750,000	625,000	0.70	1.50
December 29, 2026	300,000	150,000	0.40	1.83
April 16, 2027	250,000	62,500	0.40	2.13
July 10, 2027	150,000	37,500	0.40	2.36
December 29, 2028	2,100,000	1,050,000	0.40	3.83
	8,500,000	6,875,000

For the year ended February 28, 2025, the Company recorded $640,811 of share based compensation related to the vesting of options (2024 - $888,166). The fair value of options was determined based on the Black-Scholes pricing model, with the following weighted average inputs:

Weighted Averages	February 28, 2025	February 29, 2024
Share price	$0.25	$0.41
Dividend yield	0.00	Nil
Exercise price	$0.40	$0.51
Risk-free interest rate	3.96%	3.58%
Expected volatility	100%	100%
Expected expiration	3.03	4.12

Warrants

In the year ended February 28, 2025

On December 31, 2024 the Company issued 126,429 warrants as part of a unit, exercisable for one common share at a price of $0.50 per share until December 31, 2025, subject to an accelerated expiry date. The 126,429 warrants issued as part of units are valued using the residual method, with a fair value of $25,286.

On December 31, 2024, the Company issued 230,948 finders warrants, exercisable at a price of $0.50 per common share, until December 31, 2025, subject to an accelerated expiry date. The fair value of the 230,948 finders’ warrants was $11,400 computed using the Black Scholes pricing model.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

In the year ended February 29, 2024

On December 29, 2023, in consideration for the provision of the Credit Facility by members of its management team and board of directors, the Company granted 5,250,000 warrants. 2,625,000 warrants vested upon issue and are exercisable at $0.40 per common share until December 31, 2028. The remaining warrants vest by dividing the amount of any advance under the credit facility by the exercise price of the warrants. The fair value of the vested warrants was estimated to be $798,188 and was capitalized as a prepaid financing expense (See Note 8).

The following details the changes in outstanding warrants for the two years ended February 28, 2025:

	Number of warrants	Weighted Average Exercise Price $
Outstanding, February 28, 2023	6,547,477	0.49
Issued during the year	10,480,833	0.56
Exercised during the year	(65,383)	0.28
Outstanding, February 29, 2024	16,962,927	0.54
Issued during the year	357,377	0.50
Expired during the year	(80,640)	0.25
Outstanding, February 28, 2025	17,239,664	0.53

The 126,429 warrants issued as part of units are valued using the residual method, with a value of $25,286 for the year ended February 28, 2025 (2024 - $619,537, 2023 - $Nil). The fair value of the 230,948 finders’ warrants issued in relation to the private placements that took place during the year was estimated to be $11,400 at the grant date.

The following is a summary of warrants outstanding and exercisable as at February 28, 2025:

Expiry date	Number of warrants outstanding	Number of warrants exercisable	Exercise price $	Weighted average life remaining
December 31, 2025	10,381,875	10,381,875	0.50	0.84
April 30, 2026	1,607,789	1,607,789	1.25	1.17
December 31, 2028	5,250,000	2,625,000	0.40	3.84
	17,239,664	14,614,664

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

The fair value of finders’ and loan commitment warrants was estimated based on the Black Scholes pricing model with the following weighted average inputs:

Weighted Averages	2025	2024
Share price	$0.25	$0.40
Dividend yield	Nil	Nil
Exercise price	$0.50	$0.43
Risk-free interest rate	2.93%	3.76%
Expected volatility	100%	100%
Expected expiration	0.84	4.43

12. Related Party Transactions

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

Key management personnel compensation is comprised of:

	For the year ended
	February 28, 2025 $	February 29, 2024 $
Share based compensation	1,395,921	1,020,491
Management fees	—	306,000
Professional fees	—	125,000
Directors’ fees	10,000	86,400
Financing fees	399,095	66,516
Consulting fees	—	30,000
	1,805,016	1,634,407

The financing fee relates to warrants granted by the Company to key management personnel pursuant to the Credit Facility (Note 8).

There are no amounts owed to related parties as of February 28, 2025 and February 29, 2024.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

13. Financial Instruments

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash and cash equivalents, investments at FVTPL, restricted cash and accounts payable at amortized cost. The carrying values of these instruments approximate their fair values due to their short term to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The following table sets forth the Company’s financial assets measured at fair value by levels within the fair value hierarchy:

	Level 1	Level 2	Level 3	Level 4
	$	$	$	$
Cash and cash equivalents
As of February 28, 2025	1,873,550			1,873,550
As of February 29, 2024	7,496,238	—	—	7,496,238
Investments
As of February 28, 2025	—	—	168,174	168,174
As of February 29, 2024	—	—	132,988	132,988

The investments in Level 3 include the investment in privately held companies that are not quoted on an exchange. Management believes that the price of the shares in the investee’s most recent private placement approximates the fair value.

The Company is exposed in varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to a significant credit risk as its maximum exposure relates to cash and restricted cash totaling $1,908,550. The Company mitigates the credit risk of cash by depositing with only reputable financial institutions. The Company also assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company as at February 28, 2025, has $1,873,550 in cash and cash equivalents and $35,000 in restricted cash and $342,964 in financial liabilities, which represents the Company's maximum exposure to liquidity risk.

The Company has no financial liabilities with a contractual maturity greater than one year. As at February 28, 2025, the Company has sufficient working capital to satisfy its financial liabilities.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. The Company is not exposed to material market risk.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a change in the interest rate is low, as the Company has no investments or liabilities with variable interest rates.

(b)	Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of the Company’s financial instruments will fluctuate as a result of changes in foreign exchange rates. As of February 28, 2025, a portion of the Company’s financial assets, comprising long-term investments, are held in Great British Pound (“GBP”). 1% change in the exchange rate would result in a change of net loss or gain by $1,682. The impact of fluctuations in foreign exchange rates is not significant and, accordingly, a sensitivity analysis has not been provided.

(c)	Price risk

Price risk is related to equity and commodity price risks. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. As the Company holds no significant equity or commodity related investments or assets, the Company has minimal exposure to price risk.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

14. Capital Risk Management

The Company considers its capital to be comprised of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this method of financing due to the current difficult market conditions.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

Management reviews the capital structure on a regular basis to ensure that the above objectives are met. There have been no changes to the Company’s approach to capital management during the years ended February 28, 2025 and February 29, 2024. The Company is not subject to externally imposed capital requirements.

15. Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2025	2024
	$	$
Loss for the year	(7,627,414)	(8,292,468)
Expected income tax recovery based on statutory rate	(2,059,000)	(2,239,000)
Change in statutory, foreign tax, foreign exchange rates and other	—	6,000
Permanent differences	276,000	336,000
Impact of flow through shares	1,484,000	481,000
Share issue cost	(16,000)	(169,000)
Adjustment to prior years provision versus	211,000	(640,000)
statutory tax returns
Change in unrecognized deferred tax assets	104,000	2,225,000
Total income tax expense (recovery)	—	—

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

The significant components of the Company’s deferred tax assets that have not been included on the statement of financial position are as follows:

	2025 $	2024 $
Deferred tax assets
Share issue costs	193,000	207,000
Exploration and evaluation assets	450,000	680,000
Marketable securities	(11,000)	(7,000)
Allowable capital losses	749,000	749,000
Non-capital losses available for future periods	2,939,000	2,587,000
	4,320,000	4,216,000
Net unrecognized deferred tax assets	(4,320,000)	(4,216,000)
Net deferred tax assets	—	—

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the statement of financial position are as follows:

	2025 $	Expiry Date Range	2024 $	Expiry Date Range
Temporary Differences
Exploration and evaluation assets	1,665,000	No expiry date	2,517,000	No expiry date
Share issue costs	715,000	2046 to 2049	796,000	2045 to 2048
Marketable securities	(85,000)	No expiry date	(50,000)	No expiry date
Allowable capital losses	2,775,000	No expiry date	2,775,000	No expiry date
Non-capital losses available for future periods	10,885,000	2028 to 2045	9,580,000	2028 to 2044
Canada	10,885,000	2028 to 2045	9,580,000	2028 to 2044

16. Segmented Information

The Company has one operating segment involved in the exploration of mineral properties. All of the Company's operations and long-lived assets for the year ended February 28, 2025 were in Canada.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

17. Government grant

During the year ended February 28, 2025, the Company was awarded government grants totaling $125,000 to reimburse eligible expenses related to a feasibility study for the construction of an iron phosphate plant (February 28, 2024 - $nil). As at February 28, 2025, $87,500 has been recognized by the Company as a reduction of the related research and development expense on the statements of loss and comprehensive loss. The remaining $37,500 has not been accrued as a receivable as the Company has determined that there is still collection uncertainty at the reporting date.

18.	Commitments

(a)	Pekuakamiulnuatsh First Nation Agreement

On April 9, 2024, the Company entered into a Collaboration Agreement with the Pekuakamiulnuatsh First Nation (the “First Nation”). The Collaboration Agreement is intended to establish the respective commitments of both parties with respect to exploration and development activities at the Company’s mineral properties. The Collaboration Agreement remains in effect until the earlier of a) the signing of an Impact and Benefit Agreement (“IBA”); or b) the dissolution by mutual written consent of both parties. Upon signing the Collaboration Agreement, the Company issued 100,000 common shares to the First Nation (note 11). Each year, 2.5% of the expenses related to the exploration and development activities carried out (drilling and related work) on the mineral properties between January 1st and December 31st of each year is to be paid to the First Nation in the form of common shares of the Company based on the market price of the common shares on December 31st of the year in question and payable by January 20 of the following year. Until the IBA is signed, the Company is to issue a minimum payment of 100,000 common shares per calendar year payable by January 15 of the current year. During the year ended February 28, 2028, the Company issued 674,389 commons shares to the First Nation (note 11) in satisfaction of the 2024 annual expenses and minimum payment for 2025.

(b)	Technology Licensing Agreement

On November 25, 2024, the Company entered into a technology licensing agreement (the “Technology Agreement”) with an arm’s length party to license certain technologies (the “Technology”) related to the production of phosphoric acid. Under the terms of the Technology Agreement, the Company is required to pay a non-refundable signing fee of €100,000 in four equal quarterly installments of €25,000. As at February 28, 2025, €25,000 ($37,460) had been paid and the remaining €75,000 ($112,553) is included in accounts payable and accrued liabilities.

Upon the satisfaction of certain conditions, the Company is to have an option to acquire the non-exclusive rights to utilize the Technology for a further payment of €3,000,000. If annual production of phosphoric acid using the Technology exceeds contractual thresholds, the Company is to pay an additional fee of €500 per metric ton of excess production.

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FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 28, 2025 and February 29, 2024

(Expressed in Canadian Dollars)

19. Subsequent Events

On March 1, 2025, the Company granted 2,658,580 RSU’s to directors, management and staff. The RSUs vest on August 31, 2025.

On May 27, 2025, The Company issued 5,041,880 flow-through shares at a price of $0.35 per share, for gross proceeds of $1,764,658, and 1,789,990 units, at a price of $0.35 per unit, for gross proceeds of $626,497. Each unit was comprised of one common share and one half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 per Common Share until December 31, 2025, subject to an accelerated expiry clause.

On June 2, 2025, the Company issued 2,883,429 flow-through shares at a price of $0.35 per share, for gross proceeds of $1,009,200, and 334,757 units, at a price of $0.35 per unit, for gross proceeds of $117,164. Each unit was comprised of one common share and one half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 per Common Share until December 31, 2025, subject to an accelerated expiry clause.

In connection with the above private placements, the Company paid $800 in cash finder's fees, issued 471,152 compensation shares, and issued 444,867 compensation warrants, exercisable at a price of $0.50 per common share of the Company, until December 31, 2025, subject to an accelerated expiry clause.

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